Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the inclusion in this Registration Statement of NLS Pharmaceutics Ltd. on Form F-1 of our report dated December 18, 2019, which includes an explanatory paragraph as to the Company’s ability to continue as a going concern with respect to our audit of the financial statements of NLS Pharmaceutics Ltd. as of December 31, 2018 and 2017 and for the years ended December 31, 2018 and 2017, which report appears in the Prospectus, which is part of this Registration Statement. We also consent to the reference to our Firm under the heading “Experts” in such Prospectus.

/s/ Marcum llp

Marcum llp

New York, NY

February 28, 2020